Exhibit (e)(1)

EXCERPTS FROM THE FUND'S PROXY STATEMENT, DATED SEPTEMBER 15, 2006

[Page 22]

* How large a stake do the Trustees and nominees have in the Putnam family of funds?

The Trustees allocate their investments among the Putnam funds based on their own investment needs. The table below shows the number of shares beneficially owned by each nominee for Trustee and the value of each nominee’s holdings in each fund and in all of the Putnam funds as of June 30, 2006. As a group, the Trustees owned shares of the Putnam funds valued at approximately $87 million as of June 30, 2006.

[Page 23]

Putnam California Investment Grade Municipal Trust

	Dollar Range
	of Putnam		Aggregate Dollar
	California Investment	Shares	Range of Shares held
	Grade Municipal Trust	Beneficially	in all of the
Name of Nominee	Shares Owned	Owned	Putnam funds

Jameson A. Baxter	$1 – $10,000	188.704	over $100,000

Charles B. Curtis	$1 – $10,000	116.878	over $100,000

Myra R. Drucker	$1 – $10,000	103.512	over $100,000

Charles E. Haldeman, Jr.	$1 – $10,000	243	over $100,000

John A. Hill	$1 – $10,000	218.319	over $100,000

Paul L. Joskow	$1 – $10,000	100	over $100,000

Elizabeth T. Kennan	$1 – $10,000	201.338	over $100,000

Robert E. Patterson	$1 – $10,000	100	over $100,000

George Putnam, III	$10,001 – $50,000	1,100	over $100,000

W. Thomas Stephens	$1 – $10,000	100	over $100,000

Richard B. Worley	$1 – $10,000	100	over $100,000

. . . .

[Page 25]

At June 30, 2006, the Trustees and officers, as a group, owned on that date less than 1% of the outstanding common shares of [Putnam California Investment Grade Municipal Trust].

. . .

None of the Trustees owns any preferred shares of [Putnam California Investment Grade Municipal Trust].

. . . .

[Page 30]

* What are the Trustees paid for their services?

Each Independent Trustee of the fund receives an annual retainer fee and additional fees for each Trustees’ meeting attended, for attendance at industry seminars and for certain compliance-related services. Independent Trustees who serve on board committees receive additional fees for attendance at certain committee meetings and for special services rendered in that connection. Independent Trustees also are reimbursed for costs incurred in connection with their services, including costs of travel, seminars and educational materials. All of the current Independent Trustees of the fund are Trustees of all the Putnam funds and receive fees for their services. Mr. Putnam, III also receives the foregoing fees for his services as Trustee.

The Trustees periodically review their fees to ensure that such fees continue to be appropriate in light of their responsibilities as well as in relation to fees paid to trustees of other mutual fund complexes. The Board Policy and Nominating Committee, which consists solely of Independent Trustees of the fund, estimates that committee and Trustee meeting time, together with the appropriate preparation, requires the equivalent of at least three business days per Trustee meeting. The following table shows the year each Trustee became a Trustee of the Putnam funds and the fees paid to each Trustee by your fund for its most recent fiscal year and the fees paid to each Trustee by all of the Putnam funds during calendar year 2005:

[Page 31]

Putnam California Investment Grade Municipal Trust Compensation Table

		Retirement	Estimated
		benefits	annual	Total
	Aggregate	accrued	benefits from	compensation
	compensation	as part	all Putnam	from all
	from the	of fund	funds upon	Putnam
Trustees/Year	fund	expenses	retirement (1)	funds (2)(3)

Jameson A. Baxter/1994(4)	$1,405	$418	$110,500	$237,250

Charles B. Curtis/2001	1,310	778	113,900	231,500

Myra R. Drucker/2004	1,287	N/A	N/A	224,250

Charles E. Haldeman, Jr./2004	0	N/A	N/A	0

John A. Hill/1985(4)(5)	2,005	539	161,700	422,813

Ronald J. Jackson/1996(4)(6)	17	451	107,400	107,333

Paul L. Joskow/1997(4)	1,342	443	113,400	228,500

Elizabeth T. Kennan/1992	1,373	526	108,000	229,250

John H. Mullin, III/1997(4)(6)	1,325	485	107,400	220,000

Robert E. Patterson/1984	1,323	291	106,500	222,000

George Putnam, III/1984(5)	1,498	265	130,300	262,750

W. Thomas Stephens/1997(4)	1,264	482	107,100	211,250

Richard B. Worley/2004	1,317	N/A	N/A	218,750

[Page 33]

(1) Estimated benefits for each Trustee are based on Trustee fee rates for calendar years 2003, 2004 and 2005. For Mr. Jackson, the annual benefits equal the actual benefits he is currently receiving under the Retirement Plan for Trustees of the Putnam funds.

(2) As of December 31, 2005, there were 108 funds in the Putnam family. For Mr. Hill, amounts shown also include compensation for service as Chairman of TH Lee, Putnam

Emerging Opportunities Portfolio, a closed-end fund advised by an affiliate of Putnam Management.

(3) Includes amounts (ranging from approximately $1,500 to $15,250 per Trustee) for which the Putnam funds were reimbursed by Putnam Management for special Board and committee meetings and additional time spent on behalf of the Putnam funds in connection with certain regulatory and investigatory matters.

(4) Certain Trustees are also owed compensation deferred pursuant to a Trustee Compensation Deferral Plan. As of [April 30, 2006], the total amounts of deferred compensation payable by [Putnam California Investment Grade Municipal Trust], including income earned on such amounts, to certain Trustees were: . . . Ms. Baxter —$1,020; Ms. Drucker — $41; Mr. Hill — $4,371; Mr. Jackson — $1,947; Dr. Joskow —$1,208; Dr. Kennan — $47; Mr. Mullin — $1,196; and Mr. Stephens — $112.

. . .

[Page 34]

(5) Includes additional compensation to Messrs. Hill and Putnam, III, for service as Chairman of the Trustees and President of the [Putnam funds], respectively.

(6) Mr. Jackson retired from the Board of Trustees of the Putnam funds on June 10, 2005, and Mr. Mullin retired from the Board on June 30, 2006.

Under a Retirement Plan for Trustees of the Putnam funds (the “Plan”), each Trustee who retires with at least five years of service as a Trustee of the funds is entitled to receive an annual retirement benefit equal to one-half of the average annual attendance and retainer fees paid to such Trustee for calendar years 2003, 2004 and 2005. This retirement benefit is payable during a Trustee’s lifetime, beginning the year following retirement, for the number of years of service through December 31, 2006. A death benefit, also available under the Plan, ensures that the Trustee and his or her beneficiaries will receive benefit payments for the lesser of an aggregate period of (i) ten years or (ii) such Trustee’s total years of service.

The Plan Administrator (currently the Board Policy and Nominating Committee) may terminate or amend the Plan at any time, but no termination or amendment will result in a reduction in the amount of benefits (i) currently being paid to a Trustee at the time of such termination or amendment, or (ii) to which a current Trustee would have been entitled had he or she retired immediately prior to such termination or amendment. The Trustees have terminated the Plan with respect to any Trustee first elected to the board after 2003.

. . .

[Page 80]

*Fund Information

Putnam Investments. Putnam Investment Management, LLC, your fund’s investment manager and administrator, is a subsidiary of Putnam, LLC (Putnam Investments). Putnam Investments is a wholly-owned subsidiary of Putnam Investments Trust, a holding company that, except for a minority stake owned by employees, is in turn owned by Marsh & McLennan Companies, Inc., a leading professional services firm that includes risk and insurance services, investment management and consulting businesses.

The address of each of Putnam Investments Trust, Putnam Investments and Putnam Investment Management, LLC, is One Post Office Square, Boston, Massachusetts 02109. The address of the executive offices of Marsh & McLennan Companies, Inc. is 1166 Avenue of the Americas, New York, New York 10036. Charles E. Haldeman, Jr. is the President and Chief Executive Officer of Putnam Investments. His address is One Post Office Square, Boston, MA 02109.

Mr. Haldeman is a stockholder of Putnam Investments Trust. On March 15, 2005, Putnam Investments Trust granted Mr. Haldeman 210,635 shares of Class B Common Stock pursuant to the Putnam Investments Trust Equity Partnership Plan. With respect to this grant, Mr. Haldeman’s shares vest over a four-year period, with 25% of the shares vesting on each anniversary of the grant, although vesting may be accelerated under certain circumstances if Mr. Haldeman’s employment with Putnam terminates. On September 29, 2005, [Page 81] Mr. Haldeman participated in the Putnam Option Exchange Program in which holders of eligible options to purchase Class B Common Stock were permitted to elect to exchange their options for restricted shares of Class B Common Stock with a value equal to the value of the exchanged options. Mr. Haldeman was granted 14,226 restricted shares of Class B Common Stock in exchange for an option to purchase 99,200 shares of Class B Common Stock. On March 15, 2006, Putnam Investments Trust granted Mr. Haldeman 111,693 restricted shares of Class B Common Stock for his performance in 2005. With respect to such grant, Mr. Haldeman’s shares vest over a four-year period, with 25% of the shares vesting on each anniversary of the grant. On March 15, 2006, Mr. Haldeman received an additional grant of 314,136 restricted shares of Class B Common Stock and an option to purchase 510,638 shares as a special grant as a result of his employment contract with Marsh & McLennan Companies, Inc. With respect to each 2006 grant, Mr. Haldeman’s shares vest 10%, 20%, 30% and 40% over the next 4 years, subject to acceleration provisions based on investment performance.

Putnam Fiduciary Trust Company. Putnam Fiduciary Trust Company, the fund’s investor servicing agent and custodian, is a subsidiary of Putnam Investments. Its address is One Post Office Square, Boston, Massachusetts 02109.

For its most recent fiscal year [ended April 30, 2006], [Putnam California Investment Grade Municipal Trust] paid Putnam Fiduciary Trust Company [$ 75,867 in] aggregate fees . . . , excluding custody credits and investor servicing credits.